Ladenburg Thalmann & Co. Inc.

640 5th Ave, 4th Floor

New York, NY 10019

November 4, 2021

VIA EDGAR

Ms. Erin Donahue

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Acceleration Request of MIND Technology, Inc.
Registration Statement on Form S-1 (File No. 333-260486)

Dear Ms. Donahue:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of MIND Technology, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on November 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated November 4, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as underwriter, has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request, please call Philip Haines of Hunton Andrews Kurth LLP at (713) 220-4329.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steve Kaplan
Name: Steve Kaplan
Title: Head of Capital Markets

cc:	Jeffrey Caliva, Vice President, Investment Banking at Ladenburg Thalmann & Co. Inc. and Philip Haines, Hunton Andrews Kurth LLP